0-23948 AR/S

P.E. 12-31-02







BOYD BROS.

TRANSPORTATION INC.

PROCESSED
APR 15 2003
THOMSON
FINANCIAL

ANNUAL REPORT 2002

About the Company

Boyd Bros. Transportation Inc. is headquartered in Clayton, Alabama, and trades on the NASDAQ Small Cap Market under the symbol BOYD.

Since its founding in 1956, Boyd Bros. Transportation Inc. has become one of the largest flatbed carriers in the United States. The Company operates throughout most of the continental United States, hauling primarily steel products and building materials. In these markets, Boyd Bros. serves high-volume, time-sensitive shippers that demand time-definite delivery and who generally place a high value on service. The Company's operations comprise two divisions: the Boyd Bros. division, a high-service flatbed carrier, and the WTI Transport division, primarily an owner-operated flatbed carrier.

Mission Statement

Boyd Bros. Transportation Inc. will be the **#1 Leader** in the flatbed industry by providing the **Absolute Best Service**. Our principal beliefs are:

- To operate safely and legally.
- To recognize that our people are our most valuable asset.
- To honor all agreed-upon commitments to all drivers, non-drivers and customers.
- To hire, educate, empower and recognize committed, competent associates.
- To continually improve service, cost management and productivity through innovation and the efficient use of technology.

FINANCIAL HIGHLIGHTS

Operations for the year ended December 31,	2002	2001	Change
Operating revenues	**$ 127,792,000**	$ 127,560,000	--
Operating income	**2,738,000**	2,219,000	23%
Net income (loss)	**474,000**	(407,000)	--
Net income (loss) per share:			
Basic	**0.18**	(0.14)	--
Diluted	**0.17**	(0.14)	--
Weighted- average shares outstanding:			
Basic	**2,709,000**	2,830,000	-4%
Diluted	**2,788,000**	2,830,000	-1%

Financial Position as of December 31,	2002	2001	Change
Total assets	**$ 81,582,000**	$ 86,084,000	-5%
Property and equipment, net	**54,724,000**	58,513,000	-6%
Long-term debt (less current maturities)	**19,136,000**	25,606,000	-25%
Stockholders' equity	**25,725,000**	25,288,000	2%

Statistical Information *For the year ended December 31,*	2002	2001	Change
Operating ratio (a)	**97.9%**	98.3%	
Revenue equipment			
Company-owned tractors	**560**	610	-8%
Owner-operators	**395**	362	9%
Total	**955**	972	-2%
Trailers	**1,354**	1,395	-3%

(a) operating expenses as a percentage of operating revenues







LETTER TO STOCKHOLDERS

Despite the challenges we faced in 2002, we are pleased to write you concerning improvements that have occurred at Boyd Bros. Transportation. During the previous year, we reported higher operating revenues and experienced a turnaround in profitability following net losses in 2001 and 2000.

For the year ended December 31, 2002, operating revenues rose less than 1% to $127,792,000 from $127,560,000 in 2001. Our pre-tax income for 2002 was $935,000, reversing the pre-tax loss of $402,000 we reported in 2001. Net income for 2002 totaled $474,000 or $0.17 per diluted share compared with a net loss of $407,000 or $0.14 per diluted share in 2001.

We also note that both our divisions, Boyd Bros. and WTI Transport, achieved higher operating revenues in 2002, and both operated profitably for the year.

While we are proud of the strides we made in 2002, we think this progress is even more significant when viewed from a broader perspective, taking into account the dynamics of our industry and the state of our national economy. As you know, we closed our message last year by noting that 2002 would likely be a challenging year for our company and our industry. Nevertheless, we expressed guarded optimism that the general economy would remain on the path we witnessed in the early months of the year – continuing to firm and setting the stage for an improved business climate later in 2002.

Of course, what we could not comprehend at that time, and which has only been revealed more fully in recent months, was the ongoing economic impact of the September 11 attacks. Instead of improving in 2002, the economy remained essentially directionless except for the fourth quarter, when we saw unusual weakness as the nation's gross domestic product slowed markedly. We cannot identify all the reasons for these trends or separate their influence, but we suspect current political tensions worldwide and their effects on consumer confidence play a great role in explaining the present situation.

More directly for us, mounting uncertainties throughout the past year have created additional cost pressures for our industry at a time when shippers have diminished pricing power. Fuel costs stand out as an example of this trend. According to Energy Information Survey data, the national average for diesel fuel at the beginning of 2002 was less than $1.20 per gallon. By year's end, the cost per gallon had jumped to approximately $1.50 – reflecting an increase of almost 30%. This translated into almost $1 million more in fuel costs for us in 2002 and would have represented an even greater burden on our operations had it not been for our ability to increase the mix of our fleet to include a greater proportion of owner-operators. Unfortunately, the trend in fuel costs we witnessed this past year does not appear to be abating, and we face the very real prospect of seeing fuel prices increase to record levels during 2003.

All shippers have attempted to recoup as much of this increase as possible through fuel surcharges, usually with varying degrees of success that correlate somewhat with the types of freight they carry and the underlying market strengths for those products. As a flatbed carrier, a significant portion of our business relates to steel, which has been in a virtual recession for more than two years, and building products, which has remained mixed due to the downturn in commercial construction and the ongoing resiliency of residential housing. Consequently, given these market conditions, we have had limited success in passing through our fuel cost increases.

Another cost area that was greatly affected by the events of September 11 – and its aftermath – has been insurance, where scarcity of coverage and changes in terms and conditions have caused rates to skyrocket. Insurance expense is a significant aspect of our overall safety cost. We were able to avoid much of this impact in 2001 and again in 2002 by increasing the retentions the Company is willing to accept for cargo loss and damage insurance as well as auto and general liability coverage, and by self-insuring our workers' compensation exposures.

Clearly, the present structure of our insurance program does not change the risks we face in this area, and safety remains a top priority for us. Nevertheless, we are gratified that the steps we have taken in the past few years to control safety costs and bolster our safety record have limited some of the pressure we see in the insurance market today. Even with a slight increase in 2002, our insurance and claims expense remained well below what it was two years ago.

We alluded to an increase in the mix of owner-operators during 2002, and this shift also influenced our operations this year in several ways. First, by increasing the proportion of owner-operators, we converted a portion of what was previously fixed operating expenses to variable costs and thereby increased our operating flexibility to respond to current market conditions. We believe this step also helped limit the increase in fuel costs we experienced during the year. On the other hand, given the growth of our owner-operator program in 2002 and considering the uncertainty that continues to overhang the economy, we considered it prudent to strengthen our reserves this year for possible lease defaults by owner-operators.

To summarize, during 2002 the Company withstood some of the harshest market and operating conditions that we have seen since the industry's deregulation two decades ago. Importantly, Boyd Bros. not only weathered this storm, it continued to grow and improve its profitability. We think these achievements affirmed the broad steps we have taken to strengthen our operational and financial performance, including additional refinements to our hiring practices for experienced drivers and owner-operators, our work to expand our market reach and increase our relationships with new and existing accounts, and our efforts to enhance our customer service goals and capabilities.

As we face the onset of another year marked by much economic and political uncertainty – circumstances that will dictate the extent and pace of any recovery that may occur in 2003 – we recognize that many factors remain beyond our control. As we have indicated before, today's challenging environment continues to take its toll among many smaller, less financially secure trucking companies. Already in 2003, we have observed that several more have vanished from the industry landscape. Clearly, others will meet this same fate during the coming year as weaker capacity is driven from the market.

With these uncertainties in mind, we remain committed to continuing the progress we witnessed in 2002 – controlling our costs, improving efficiencies in our operations, and maintaining the highest possible safety levels. Additionally, we will continue our work to grow our customer base by emphasizing our financial strength and resiliency to shippers who demand solid, stable and dependable carriers during these cautious times. If we are successful in these efforts, as we are determined to be, it means that Boyd Bros. Transportation will not only continue to endure successfully the tough conditions that now characterize our industry, the Company also will remain well positioned to expand its market share longer term as less reliable shippers exit the marketplace.

Thank you for your continued support and interest.

Sincerely,





Gail B. Cooper
President and
Chief Executive Officer

Richard C. Bailey
Chief Operating Officer and
Chief Financial Officer

SELECTED FINANCIAL DATA

The following tables set forth certain selected financial data with respect to the Company's last five fiscal years.

The "Statement of Operations Data" table and the "Balance Sheet Data" table relating to the five fiscal years ended December 31, 2002, are derived from the Consolidated Financial Statements incorporated by reference elsewhere in this report or in previous reports. The "Selected Operating Data" table data is not derived from the Consolidated Financial Statements. BDO Seidman, LLP, independent certified public accountants, audited the financial statements for the years ended December 31, 2002 and 2001. Deloitte & Touche LLP audited the financial statements for the three-year period ended December 31, 2000. The selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company, the Notes thereto and the report thereon included elsewhere in this report.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
Statement of Operations Data:	*(in thousands, except per share data)*				
Operating revenues (a)	$ **127,792**	$ 127,560	$ 131,630	$ 133,137	$ 118,123
Operating expenses:					
Salaries, wages and employee benefits	**36,960**	39,561	39,263	35,461	36,608
Cost of independent contractors	**38,968**	31,779	35,173	45,132	31,818
Operating supplies (a)	**25,966**	30,217	30,309	22,934	21,429
Taxes and licenses	**2,599**	2,241	2,965	2,847	2,566
Insurance and claims	**6,535**	6,458	7,060	6,111	5,393
Communications and utilities	**1,275**	1,371	1,520	1,480	1,554
Depreciation and amortization	**11,605**	12,290	11,611	10,720	10,320
Gain on disposition of property and equipment, net	**(468)**	(526)	(1,113)	(1,627)	(433)
Other	**1,615**	1,950	2,008	1,862	1,541
Total operating expenses	**125,054**	125,340	128,796	124,920	110,796
Operating income (expense)	**2,738**	2,219	2,834	8,217	7,327
Interest expense	**(1,752)**	(2,684)	(3,904)	(2,422)	(1,608)
Other income (expense)	**(51)**	63	80	92	179
Income (loss) before income taxes	**935**	(402)	(990)	5,887	5,898
Income taxes (benefit)	**460**	5	(15)	2,430	2,326
Net income (loss)	$ **474**	$ (407)	$ (975)	$ 3,457	$ 3,572
Basic net income (loss) per share	$ **0.18**	$ (0.14)	$ (0.32)	$ 0.99	$ 0.87
Diluted net income (loss) per share	$ **0.17**	$ (0.14)	$ (0.32)	$ 0.99	$ 0.87

(a) Operating revenues and operating supplies have been increased for 2002, 2001 and 2000 by the reclassification of fuel surcharges to comply with EITF 01-14. See note 1 – Fuel Surcharges in the Notes to the Consolidated Financial Statements.

	As of December 31,				
	2002	2001	2000	1999	1998
Balance Sheet Data:	*(in thousands)*				
Working capital	$ **(8,551)**	$ (2,089)	$ (1,481)	$ (1,049)	$ 4,360
Net property and equipment	**54,724**	58,513	66,737	61,882	48,691
Total assets	**81,582**	86,084	95,052	99,456	77,047
Long-term debt, less current maturities	**19,136**	25,606	33,322	34,689	18,049
Total liabilities	**55,857**	60,795	67,870	69,062	44,186
Stockholders' equity	**25,725**	25,288	27,182	30,393	32,862

Selected Operating Data:

The following table sets forth certain unaudited operating data regarding the Company.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
Operating ratio (a)	**97.9%**	98.3%	97.8%	93.8%	93.8%
Average length of haul in miles	**683**	688	661	634	576
Average number of truckloads per week	**2,852**	2,872	3,145	3,368	3,330
Average revenues per total mile	$ **1.19**	$ 1.20	$ 1.20	$ 1.18	$ 1.17
Equipment at period end:					
Tractors	**955**	972	1,017	1,112	1,032
Trailers	**1,354**	1,395	1,398	1,451	1,337

(a) Operating expenses stated as a percentage of operating revenues

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of the financial condition and results of operations of the Company for each of the years in the three-year period ended December 31, 2002. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein.

General

The Company is headquartered in Clayton, Alabama and was founded in 1956 as a small regional flatbed trucking operation. Since that time, the Company has grown to one with 955 tractors and 1,354 trailers operating primarily in the eastern two-thirds of the United States. The Company became publicly held in 1994.

Historically, the Company owned its revenue equipment and operated through employee drivers. The Company's expansion in the past, therefore, has required significant capital expenditures, which have been funded through secured borrowings. During 1997, as a strategy to expand the Company's potential for growth without the increase in capital expenditures typically related to owned equipment, the Company began adding independent contractors (owner-operators) to its fleet. The Company then accelerated the implementation of this strategy in December 1997 with the acquisition of WTI Transport, Inc., ("WTI") (f/k/a Welborn Transport), which specializes in short-haul routes using largely an owner-operated fleet. References to the "Company" contained herein refer to the combined operations of Boyd and WTI. References hereinafter to "Boyd" or "WTI" describe the distinct operations of the parent and subsidiary, respectively.

Boyd provides transportation services in the contiguous United States and into some parts of Canada. During 2002, Boyd had an average length of haul of 734 miles and had 736 tractors and 1,056 trailers as of December 31, 2002. The Boyd fleet consisted of 213 owner-operators and 523 company owned tractors at December 31, 2002. Pay for owner-operators at Boyd is based on a per mile rate. Boyd utilizes agents in some areas to solicit and book freight. Boyd also operates a logistics department that provides logistical support to the Company. In addition, the logistics department brokers freight by identifying external shipping needs and matching available external carrier resources to those needs. The logistics department requires minimal overhead and capital resources and provides a service through logistically coordinating needs for carriers to available carriers and scheduling the service to be provided. All carriers brokered through the logistics department are responsible for maintaining proper insurance coverages and are required to provide proof of such coverage prior to brokerage of a load.

WTI provides transportation services over shorter routes than those traditionally provided by Boyd. WTI operates primarily in the southeastern United States, with an average length of haul of 401 miles. Management believes this enhances WTI's ability to retain quality drivers, as drivers' time away from home is minimized. WTI operates 219 tractors and 298 flatbed trailers. The WTI fleet consisted of 182 owner-operators and 37 company tractors at December 31, 2002. The owner-operators are paid by WTI based upon a percentage of revenue. WTI utilizes agents in some areas to solicit and book freight.

The Company continues to focus on marketing efforts and is broadening its customer base outside of the steel and building products industries, as well as stressing best-in-business service to its customers. The Company remains committed to its emphasis on safety while working to reduce insurance claims and costs. See "Factors That May Affect Future Results", below.

The Company's success depends on its ability to efficiently manage its resources in the delivery of truckload transportation services to its customers. Resource requirements vary with customer demand, which may be subject to seasonal or general economic conditions. The Company's ability to adapt to changes in customer transportation requirements is a key element in efficiently deploying resources and in making capital investments in tractors, trailers, and technology. The Company may also be affected by the financial failure of its customers or loss of a customer's business from time-to-time.

The Company's greatest cash requirements include qualified drivers, tractors, trailers, and related costs of operating its equipment (such as fuel, driver pay, insurance, and supplies and maintenance). The Company has historically been successful mitigating its risk to increases in fuel prices by recovering additional fuel surcharges from its customers. However, economic conditions, particularly those affecting the steel and construction industries, has negatively affected the ability of the Company to pass through to its customers fuel cost increases during the past two years. The Company's financial results are also affected by the availability of qualified drivers and the market for new and used tractors. Because the Company is self-insured for cargo, personal injury, and property damage claims on its tractors and for workers' compensation benefits for its drivers (supplemented by premium-based coverage above certain dollar amounts), financial results may also be affected by driver safety, medical costs, the weather, the legal and regulatory environment, and the costs of insurance coverage to protect against catastrophic losses.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant accounting policies and estimates that affect our financial statements include the following:

- We review the selections of estimated useful lives and salvage values for purposes of depreciating tractors and trailers. Depreciable lives of tractors and trailers range from 3 to 7 years. Estimates of salvage value at the expected date of trade-in or sale are based on the expected values of equipment at the time of disposal. On average, the salvage value of equipment is 25% of cost. The accuracy of these estimates affects the amount of depreciation expense recognized in a period and, ultimately, the gains or losses on the disposal of the asset. We have recognized net gains on disposal of property and equipment of $468,321, $525,800, and $1,113,574 for the years ended December 31, 2002, 2001, and 2000, respectively. However, such amounts may differ materially in the future based on accident frequency, regulatory requirements, and other factors beyond our control. Certain revenue equipment has a guaranteed residual value from the vendor, which will be redeemable by the Company upon trade-in.

- We review the estimates of accrued liabilities for insurance and claims for liability and both physical and property damage and workers' compensation. The measurement of these costs requires the consideration of historical loss experienced and judgments about the present and expected levels of cost per claim. The insurance and claims accruals are recorded at the estimated payment amounts and are based upon individual case estimates. The specific information for each case is reviewed, detailed, and an estimate is determined based on each case separately. Similar cases, historical costs, and current trends in costs are considered when establishing estimates. Management believes the recorded obligations for these expenses are consistently measured on a conservative basis. However, changes in health costs, accident frequency and severity, and other factors can materially affect the estimates for these liabilities.

- We review the adequacy of the lease receivable allowance for doubtful accounts in the independent contractor (owner-operator) program. This allowance represents an estimate of notes receivable between the Company and owner-operators participating in the lease purchase program that will become uncollectible and which may, in turn, prevent the Company from maintaining its investment value in the tractor. Historical data, trends, current economic conditions, and profitability of owner-operators are factors considered when determining this estimate. The Company decreased the percentage of gain on lease purchases that is recognized at lease inception from 20% to 10% in October 2002. The remainder of the gain is deferred and recognized over the life of the lease.

- Because we must plan for future tractor load levels in order to make commitments for revenue equipment based on those projections, we have risks that excess capacity may exceed demand and that an impairment of our revenue equipment may occur. We review long-lived assets for impairment as described in Note 1 to our Consolidated Financial Statements. In analyzing potential impairments, we use projections of future undiscounted cash flows from the asset. These projections are based on our views of growth rates for the related business, anticipated future economic conditions, and estimates of terminal values. If the cash flows do not exceed the carrying values, the asset must be adjusted to its current fair value. In 2001, we reduced carrying values of certain WTI revenue equipment by $0.4 million due to expected reductions in trade-in values.

- We review the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical experience of write-offs and current economic conditions that might impact the collectibility of customer accounts, including such factors as bankrupticies and insolvencies. The Company performs ongoing credit evaluations of its customers. The Company continually updates the history it uses to make these estimates so as to reflect the most recent information available. Our allowance for doubtful accounts was approximately $341,000 and $319,000 at December 31, 2002 and 2001, respectively. The Company experienced losses from bad debt in the amount of $625,000 in 2001 due primarily to increased bankruptcies experienced in the steel industry.

- We have approximately $3.5 million of goodwill on our consolidated balance sheet resulting from the acquisition of WTI. New accounting standards adopted in 2002 require that we review this goodwill for impairment on an annual basis and cease all goodwill amortization. The adoption of these new rules did not result in an impairment of our goodwill. The annual evaluation for goodwill impairment requires the use of estimates about the future cash flows of WTI to determine its estimated fair value. Changes in forecasted operations and changes in discount rates can materially affect these estimates.

Our review of these accounting items and the resulting accounting positions taken by the Company are based upon certain assumptions and conditions and reflect our management's best assumptions and estimates; however, estimates of these types of accounting items, particularly impairment and accrued liabilities, involve inherent uncertainties as described above, that are beyond management's control. As a result, the accounting for such items could result in different amounts if management uses different assumptions or if different conditions occur in future periods.

Results of Operations

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001:

The following tables set forth, by segment, the percentage relationship of expense items to operating revenues and certain other operating statistics for the periods indicated:

	Company		Boyd		WTI	
	Years Ended December 31,					
	2002	2001	2002	2001	2002	2001
Operating revenues	**100.0%**	100.0%	**100.0%**	100.0%	**100.0%**	100.0%
Operating expenses						
Salaries, wages, and employee benefits	**28.9**	31.0	**32.0**	34.1	**13.4**	14.0
Cost of independent contractors	**30.5**	24.9	**24.4**	17.8	**61.6**	64.1
Operating supplies	**20.3**	23.7	**22.4**	25.9	**9.6**	11.1
Taxes and licenses	**2.0**	1.8	**2.1**	1.9	**1.6**	1.2
Insurance and claims	**5.1**	5.1	**5.6**	5.1	**2.9**	5.0
Communications and utilities	**1.0**	1.1	**1.0**	1.1	**0.8**	1.1
Depreciation and amortization	**9.1**	9.6	**10.0**	10.2	**4.3**	6.6
Gain on disposition of property and equipment, net	**(0.3)**	(0.4)	**(0.3)**	(0.5)	**(0.9)**	0.0
Other	**1.3**	1.5	**0.9**	1.3	**3.3**	2.7
Total operating expenses	**97.9**	98.3	**98.1**	96.9	**96.6**	105.8
Operating income	**2.1**	1.7	**1.9**	3.1	**3.4**	(5.8)
Interest expense, net	**(1.4)**	(2.0)	**(1.5)**	(2.2)	**(0.7)**	(1.0)
Other income	--	--	--	--	--	--
Income (loss) before income taxes	**0.7**	(0.3)	**0.4**	0.9	**2.7**	(6.8)
Income taxes (benefit)	**0.3**	(0.0)	**0.2**	0.4	**1.1**	(2.1)
Net income (loss)	**0.4%**	(0.3)%	**0.2%**	0.5%	**1.6%**	(4.7)%

	Company		Boyd		WTI	
	Years Ended December 31,					
	2002	2001	2002	2001	2002	2001
Company operated tractors	**560**	610	**523**	570	**37**	40
Owner-operated tractors	**395**	362	**213**	190	**182**	172
Total tractors	**955**	972	**736**	760	**219**	212
Total trailers	**1,354**	1,395	**1,056**	1,099	**298**	296
Average length of haul in miles [1]	**683**	688	**734**	749	**401**	380
Average number of tractor loads per week [2]	**2,852**	2,872	**2,188**	2,290	**664**	672
Average revenues per total mile [3]	**$ 1.19**	$ 1.20	**$ 1.20**	$ 1.17	**$ 1.17**	$ 1.17

(1) The average length of haul in miles is calculated by dividing the total line-haul miles for the year by the total number of loads for the year.

(2) The average number of tractor loads per week is calculated by dividing the total number of loads for the year by the number of working weeks in the year.

(3) The average revenue per total mile is calculated by dividing the total line-haul revenue for the year (excluding logistics revenue) by the total line-haul miles driven.

The Company's total operating revenues increased $0.2 million or 0.2% to $127.8 million compared to $127.6 million for 2001. Boyd division revenues (83.6% of consolidated revenues) decreased $1.1 million or 1% from 2001 while WTI division revenues (16.4% of consolidated revenues) increased $1.4 million or 6.9% over 2001. Fuel

surcharge revenue decreased $2.2 million or 58.5% from $3.7 million in 2001 to $1.5 million in 2002. Fuel prices decreased in the fourth quarter of 2001 and did not increase upwards until the latter part of 2002. The fuel surcharge is a function of the cost of fuel that the Company has negotiated with its vendors. These fuel surcharges, which automatically adjust from week to week depending on the cost of fuel, enable the Company to recoup the higher cost of fuel when prices increase. Conversely, when fuel prices decrease, fuel charges decrease. As a flatbed carrier, a significant portion of the Company's business relates to the steel industry, which has been in a virtual recession for more than two years, and the building products industry, which has remained flat due to the downturn in commercial construction offset by the ongoing resiliency of the residential housing market. Given these market conditions, the Company has had less success over the past two years passing through fuel cost increases. The net increase in consolidated revenues is reflective of diversification outside of the steel and building materials industries and also is reflective of an increase in revenue resulting from the Company's brokerage of freight to third-party carriers via its logistics department. Excluding revenue from Boyd's logistics department, Boyd division revenues decreased $4.4 million or 4.2% from 2001. Logistics revenue for 2002 increased $3.2 million or 84.5% over 2001.

Total operating expenses decreased $0.3 million or 0.2% to $125.0 million for the year ended December 31, 2002, compared to $125.3 for the year ended December 31, 2001. The change in the Company's operating expenses reflected primarily lower expenses for salaries, wages and employee benefits, operating supplies (including fuel), depreciation and amortization, and other expenses, together with an increase in taxes and licenses. These changes were offset primarily by higher net cost of independent contractors (owner-operators) reflecting the Company's strategy to utilize a higher percentage of owner-operators as compared to Company drivers. Owner-operators are responsible for payment of the expenses they incur including fuel, operating supplies, and taxes and licenses, while the Company incurs these expenses related to Company drivers. Consequently, the amount paid per mile (shown as salaries and wages for Company drivers and within cost of independent contractors for owner-operators) for owner-operators is greater than that of Company drivers.

The Company's operating ratio (operating expenses stated as a percentage of operating revenues) improved from 98.3% in 2001 to 97.9% in 2002 due to better margins provided by logistics revenue. As a percentage of consolidated revenues, the following operating expense accounts decreased from the prior year: salaries, wages and employee benefits; operating supplies; depreciation and amortization; and other expenses. Expenses related to Company drivers and the equipment they use are primarily reflected in these accounts. These expenses decreased primarily due to the shift in the utilization of the Company fleet. Of the total miles driven for 2002, 61% were driven by Company drivers, compared to 68% during 2001.

Salaries, wages and employee benefits for 2002 decreased $2.6 million, or 6.6%, to $37.0 million compared to $39.6 million in 2001. This decrease is directly related to the shift in fleet utilization of Company drivers versus owner operators as mentioned above. Company drivers are paid on a per mile basis, and they accounted for 7.7 million fewer miles in 2002. The Company anticipates that the competition for qualified drivers will continue to be intense, and cannot predict whether it will experience shortages in the future. If such a shortage occurs and increases in driver pay rates become necessary to attract and retain drivers, the Company's results of operations would be negatively impacted to the extent that corresponding freight increases are not obtained.

Cost of independent contractors (owner-operators) for 2002 increased $7.2 million, or 22.6%, to $39.0 million from $31.8 million in 2001. Independent contractors are owner-operators that either supply their own tractor or lease-purchase a tractor from the Company. Of the 101 million total miles driven for the year ended December 31, 2002, 39% were driven by owner-operators, compared to 32% in 2001. Owner-operators accounted for 6.2 million more miles in 2002 than in 2001, an increase of 18.8%. Owner-operators are responsible for their operating expenses including fuel, supplies and maintenance, health insurance, licenses and taxes. Thus, owner-operators are paid a higher per mile rate than Company drivers. Owner-operator compensation is included in the cost of independent contractors. Gains on sales-type leases to owner-operators, net of reserves, and interest income on the leases amounted to $1.9 million in 2002 compared to $0.5 million in 2001. The increase was due to the increased number of owner-operators in the lease program in 2002 compared to 2001. As of December 31, 2002, the Boyd division had an owner-operator fleet of 213 operators compared to 190 operators as of December 31, 2001, a 12% increase. WTI had 182 owner-operators as of December 31, 2002 compared to 172 operators in 2001, a 5.9% increase. The retention of independent contractors could remain difficult in the foreseeable future due to the uncertainty of fuel prices and continuing weaknesses in certain sectors of the U.S. economy. Historically, the Company has experienced higher driver turnover in their owner-operator lease program during periods of rising fuel prices.

Operating supplies expense for 2002 decreased $4.2 million, or 14.1%, to $26.0 million compared with $30.2 million for 2001. The decrease in operating supplies, which includes fuel costs, is partly due to the increase in owner-operator utilization. Fuel costs decreased $3.1 million or 17.1% from $18.3 million in 2001 to $15.2 million in 2002, despite a 30% increase in cost, from less than $1.20 per gallon at the beginning of 2002 to $1.50 per gallon by the end of 2002. The decrease in operating supplies is also attributable to younger tractors in the Company-owned fleet, which require fewer repairs and replacements of auxiliary equipment (e.g. tarps, chains, etc.). Shortages of fuel, increases in fuel prices, or rationing of petroleum products could have materially adverse effects on the operations and profitability of the Company. The trend in higher fuel costs does not appear to abating and the Company faces the prospect of record level fuel prices in 2003. As of December 31, 2002, the Company had no derivative financial instruments to reduce its exposure to fuel price fluctuations.

Taxes and licenses expense for 2002 increased $0.4 million, or 16.0%, to $2.6 million compared to $2.2 million in 2001. The amounts due for taxes and licensing are based on the value of the associated property. The higher values of newer equipment resulted in higher taxes, permits, and licenses.

Insurance and claims expense for 2002 increased $0.1 million, or 1.2%, to $6.5 million compared to $6.4 million in 2001. The slight increase was primarily due to an increase in accident claims and self-insurance claims, offset by lower insurance premiums resulting from increased retention levels. The Company's insurance costs were also lower in 2002 due to the higher percentage of owner-operators incurring these costs.

Communications and utilities expense for 2002 decreased $0.1 million, or 7.0%, to $1.3 million from $1.4 million in 2001. The decrease was primarily due to an increase in the overall owner-operator fleet, which has resulted in an increase in the fees the Company charges for the use of the Company's satellite units. The Company also continually monitors monthly usage and costs, making changes accordingly.

Depreciation and amortization expense for 2002 decreased $0.7 million, or 5.6%, to $11.6 million from $12.3 million in 2001. The decrease in depreciation and amortization was primarily associated with the Boyd division, which during the past year has converted certain depreciable Company tractors to non-depreciable, owner-operated tractors subject to lease-purchase arrangements, thereby contributing to the increase in cost of independent contractors. Effective January 1, 2002, the Company discontinued amortization of goodwill at its WTI division in accordance with SFAS No.142. Goodwill amortization expense was $223,800 in 2001 and, primarily because of this change, the WTI division recognized approximately $377,000 less expense during 2002 as compared to 2001.

Gain on disposition of property and equipment decreased $0.1 million or 10.9%, to $0.4 million from $0.5 million. The trade values of tractors were depressed during 2002. An increased supply of used tractors caused in part by trucking company business failures and slower fleet growth by many carriers have all contributed to a decline in the market value of used tractors. See "Factors that May Affect Future Results – Revenue Equipment" and "Recently Issued Accounting Standards – SFAS No. 144".

Other expenses for 2002 decreased approximately $0.3 million, or 17.2%, to $1.6 million in 2002 from $1.9 million in 2001. Other expenses include, but are not limited to, consulting fees, legal fees, advertising costs, bank charges, rent and bad debts. During 2001, the Boyd division recognized an additional charge of approximately $0.4 million in bad debts due to certain of its customers filing for bankruptcy. Such events were not prevalent during 2002. Interest expense (net of interest income) decreased $0.8 million, or 31.2%, to $1.8 million from $2.6 million in 2001. Interest expense decreased due to a decrease in the LIBOR rate, which is the interest rate charged on a large majority of the Company's debt. The Company also reduced debt levels by $5.6 million, which contributed to the reduction in interest expense.

The effective tax rates for 2002 and 2001 are different from the U.S. federal statutory rate due to the permanent non-deductibility of certain expenses for tax purposes, including goodwill amortization in 2001. See Note 6 to the consolidated financial statements for further discussion of income tax items.

As a result of the foregoing, the Company's net income in 2002 increased approximately $0.9 million, to $0.5 million compared to a $0.4 million net loss in 2001.

Comparison Of Year Ended December 31, 2001 to Year Ended December 31, 2000:
The following tables set forth, by segment, the percentage relationship of expense items to operating revenues and certain other operating statistics for the periods indicated:

	Company		Boyd		WTI	
	Years Ended December 31,					
	2001	2000	2001	2000	2001	2000
Operating revenues	**100.0%**	100.0%	**100.0%**	100.0%	**100.0%**	100.0%
Operating expenses						
Salaries, wages, and employee benefits	**31.0**	29.8	**34.1**	34.2	**14.0**	11.3
Cost of independent contractors	**24.9**	26.7	**17.8**	16.8	**64.1**	68.3
Operating supplies	**23.7**	23.0	**25.9**	26.6	**11.1**	7.8
Taxes and licenses	**1.8**	2.2	**1.9**	2.2	**1.2**	2.3
Insurance and claims	**5.1**	5.4	**5.1**	5.1	**5.0**	6.2
Communications and utilities	**1.1**	1.2	**1.1**	1.1	**1.1**	1.2
Depreciation and amortization	**9.6**	8.8	**10.2**	9.9	**6.6**	4.4
Gain on disposition of property and equipment, net	**(0.4)**	(0.8)	**(0.5)**	(0.8)	**0.0**	(1.0)
Other	**1.5**	1.5	**1.3**	1.0	**2.7**	3.9
Total operating expenses	**98.3**	97.8	**96.9**	96.1	**105.8**	104.4
Operating income	**1.7**	2.2	**3.1**	3.9	**(5.8)**	(4.4)
Interest expense, net	**(2.0)**	(3.0)	**(2.2)**	(3.5)	**(1.0)**	(1.2)
Other income	**--**	--	**--**	--	**--**	--
Income (loss) before income taxes	**(0.3)**	(0.8)	**0.9**	0.4	**(6.8)**	(5.6)
Income taxes (benefit)	**(0.0)**	(0.0)	**0.4**	0.3	**(2.1)**	(1.4)
Net income (loss)	**(0.3)%**	(0.8)%	**0.5%**	0.1%	**(4.7)%**	(4.2)%

	Company		Boyd		WTI	
	Years Ended December 31,					
	2001	2000	2001	2000	2001	2000
Company operated tractors	610	686	570	656	40	30
Owner-operated tractors	362	331	190	111	172	220
Total tractors	972	1,017	760	767	212	250
Total trailers	1,395	1,398	1,099	1,104	296	294
Average length of haul in miles [1]	688	661	749	737	380	347
Average number of tractor loads per week [2]	2,872	3,145	2,290	2,294	672	851
Average revenues per total mile [3]	$ 1.20	$ 1.20	$ 1.17	$ 1.18	$ 1.17	$1.23

(1) The average length of haul in miles is calculated by dividing the total line-haul miles, for the year by the total number of loads for the year.
(2) The average number of tractor loads per week is calculated by dividing the total number of loads for the year by the number of work weeks in the year.
(3) The average revenue per total mile is calculated by dividing the total line-haul revenue for the year by the total line-haul miles driven.

Operating revenues for 2001 decreased $4.0 million, or 3.0%, to $127.6 million compared to $131.6 million for 2000. The average loads shipped per week for 2001 decreased 273 loads, or 9.0%, to 2,872 compared to 3,145 in 2000. Freight demand during 2001, primarily in the first six months, was soft due to a weaker U.S. economy as compared to 2000. Steel comprised 42% of the Company's freight that was shipped in both 2001 and 2000, during which time the U.S. steel industry was severely impacted by the sluggish economy.

Salaries, wages and employee benefits for 2001 increased $0.3 million, or 0.8%, to $39.6 million compared to $39.3 million in 2000. Salaries increased at Boyd due to an increase in the number of non-driver associates, primarily in the logistics and health claims department. Workers' compensation and health insurance expense increased due to rising medical costs and to the Company's change to becoming self-insured for workers' compensation as of July 1, 2001. The market for attracting experienced drivers improved during 2001; however, the Company anticipates the competition for qualified drivers will continue to be intense, and cannot predict whether it will experience shortages

in the future. If such a shortage was to occur and increases in driver pay rates become necessary to attract and retain drivers, the Company's results of operations would be negatively impacted to the extent that the corresponding freight increases are not obtained.

Cost of independent contractors (owner-operators) for 2001 decreased $3.4 million, or 9.6%, to $31.8 million from $35.2 million in 2000. Independent contractors are owner-operators that either supply their own tractor or lease-purchase one from the Company. Owner-operators are responsible for their operating expenses including fuel, supplies and maintenance, and fuel taxes. As of December 31, 2001, Boyd had an owner-operator fleet of 190 operators compared to 111 operators as of December 31, 2000. The increase in the number of owner-operators at Boyd occurred during the last five months of the year. WTI had 172 owner-operators as of December 31, 2001 compared to 220 operators in 2000. The decrease was primarily attributable to owner-operators leaving the industry altogether and, to a lesser extent, WTI closing its specialized freight business during 2000. During the fourth quarter of 2001, WTI increased reserves on its receivables associated with owner-operator leases in the amount of $0.3 million. The retention of independent contractors could remain difficult in the foreseeable future due to the uncertainty of global fuel prices and continuing weaknesses in certain sectors of the U.S. economy.

Operating supplies expense for 2001 decreased $0.1 million, or 0.3%, to $30.2 million compared with $30.3 million for 2000. The slight decrease in operating supplies is partly due to a $0.8 million or 4.2% decrease in fuel costs from $19.1 million in 2000 to $18.3 million in 2001. This was offset by an increase in maintenance expense attributable to the Company's fleet aging and requiring more repairs. The average age of the Company's fleet at December 31, 2001 was 27.1 months compared to 16.3 months in 2000. Shortage of fuel, increases in fuel prices, or rationing of petroleum products can have materially adverse effects on the operations and profitability of the Company. The Company is unable to accurately predict whether fuel prices will decrease or will increase in the future or to the extent to which fuel surcharges will be collected from customers. As of December 31, 2001, the Company had no derivative financial instruments to reduce its exposure to fuel price fluctuations.

Taxes and licenses expense for 2001 decreased $0.7 million, or 24.4%, to $2.2 million compared to $2.9 million in 2000. Taxes and licenses decreased due to the decrease in the overall Company fleet, as well as a net increase in the owner-operator fleet during the last quarter of the year. Taxes and licenses also decreased due to cost savings initiatives implemented by the Company during the end of 2000.

Insurance and claims expense for 2001 decreased $0.6 million, or 8.5%, to $6.4 million compared to $7.0 million in 2000. The decrease was primarily due to a decrease in accident claims and insurance rates. Insurance rates were reduced as the Company increased their retention rate per accident occurrence during 2001.

Communications and utilities expense for 2001 decreased $0.1 million, or 9.8%, to $1.4 million from $1.5 million in 2000. The decrease was primarily due to an increase in the overall owner-operator fleet, which has resulted in an increase in the fees the Company charges for the use of the Company's satellite units. Also, the Company changed to a lower rate long-distance service provider in 2001. The Company continually monitors monthly usage and costs and makes changes accordingly.

Depreciation and amortization expense for 2001 increased $0.7 million, or 5.8%, to $12.3 million from $11.6 million in 2000. During the first quarter of 2001, Boyd placed into service the new $5.0 million Birmingham, Alabama terminal. During the fourth quarter of 2001, WTI reduced the carrying value of certain revenue equipment by $0.4 million due to expected reductions in trade-in values.

Gain on disposition of property and equipment decreased $0.6 million or 52.8%, to $0.5 million from $1.1 million. The Company traded fewer units during 2001 and the trade values were depressed during the year. Record levels of tractors manufactured during 1999 and 2000, an increased supply of used tractors caused in part by trucking company business failures, and slower fleet growth by many carriers have all contributed to a decline in the market value of used tractors.

Other expenses for 2001 decreased approximately $0.1 million, or 2.9%, to $1.9 million in 2001 from $2.0 million in 2000. Other expenses include, but are not limited to, consulting fees, legal fees, advertising costs, bank charges, rent and bad debts. During the second half of 2001, the Company experienced an increase in bad debt write-offs. Due to the difficult economic conditions facing the steel industry in particular, additional bad debt reserves may be required if industry conditions continue to deteriorate. Rent expense decreased due to the Company 's cancellation of leases on trailers.

Interest expense (net of interest income) decreased $1.2 million, or 31.5%, to $2.6 million from $3.8 million in 2000. Interest expense decreased due to an approximate 400 basis points decrease in the LIBOR rate, which is the interest rate charged on a large majority of the Company's debt. The Company also reduced debt levels, which contributed to the reduction in interest expense.

The effective tax rates for 2001 and 2000 are different from the federal statutory rate due to the permanent non-deductibility for tax purposes of goodwill amortization and other expenses.

As a result of the foregoing, the Company's net loss in 2001 decreased approximately $0.6 million, or 58.3%, to $(0.4) million compared to $(1.0) million in 2000.

Liquidity and Capital Resources
The Company's primary cash requirements are for capital expenditures and operating expenses, including labor costs, fuel costs and operating supplies, and the payment of current debt maturities. Historically, the Company's primary sources of cash have been continuing operations, bank borrowings and, in the last two years, dealer financings. The following table summarizes cash flows for the periods indicated:

	2002	2001	2000
Operating activities	**$ 12,264,939**	$ 13,418,514	$ 10,108,834
Investing activities	**(3,913,078)**	1,969,285	(6,578,204)
Financing activities	**(10,280,802)**	(14,439,625)	(3,264,175)

Cash flows from operating activities
Cash flow from operations decreased by $1.2 million, or 8.6%, from 2001 to 2002, and increased by $3.3 million, or 32.7%, from 2000 to 2001. Net income (loss) adjusted for non-cash income and expense items provided cash of $7.3 million, $11.5 million and $11.5 million for 2002, 2001 and 2000, respectively. Non-cash income and expense items include depreciation and amortization, provisions for bad debt losses, gains on disposals of property and equipment, income related to owner operator sales-type leases, and deferred income taxes. Working capital items provided cash of $5.0 million and $1.9 million in 2002 and 2001, respectively, and used cash of $1.3 million in 2000. The cash flow from operations enabled the Company to repay current maturities of debt and make capital expenditures as discussed below.

The decrease in net income (loss) adjusted for non-cash items from 2001 to 2002 of $4.2 million, or 36.7%, was due to increased income related to owner-operators ($1.9 million), lower deferred tax liabilities ($2.6 million) and lower bad debt provision in 2002 as compared to 2001, offset somewhat by a $0.9 million increase in net income. Income from owner-operators was higher in 2002 due to a 9.1% increase in the number of drivers compared to 2001. Deferred tax liabilities decreased due primarily to increased insurance claims which are not deductible for tax purposes until paid, and higher gains recognized on disposals of property and equipment for tax purposes compared to financial reporting purposes. Bad debt provisions decreased from $625,000 in 2001 to $79,000 in 2002 as the Company had less exposure to customer bankruptcies in 2002.

The increase in cash provided by working capital items from 2001 to 2002 of $3.1 million, or 158.6%, was due to increased accident claims accruals and other accrued liabilities of $3.5 million and a decrease in accounts receivable of $1.3 million, offset by a decrease in accounts payable of $1.0 million. The increase in accident claims and other accrued liabilities was attributable to an increase in self-insurance claims and multiple accidents involving Company drivers in 2002. The Company became self-insured for workers' compensation as of July 1, 2001 and, thus, during 2001 the Company was self-insured for only six months versus the entire year for 2002. Rising medical and insurance costs have increased the amounts necessary for accrual. Included in these accruals are amounts estimated by management that are necessary to account for the Company's exposure to claims incurred in 2002. The decrease in accounts receivable is attributable to improved collection efforts as well as reduced Company exposure to customer bankruptcies in 2002 as compared to 2001. These bankruptcies were occurring primarily in the steel industry.

In 2001, the increase in cash proceeds from operating activities was due to improved operating results over 2000, income tax refunds of $1.6 million and an increase of $0.8 million in trade payables. Trade payables increased due in part to required increases in maintenance supplies at the new Birmingham, Alabama terminal.

The decrease in cash generated by operations in 2000 was driven by the decrease in accrued liabilities and other current liabilities and also the decrease in accounts payable. These amounts were somewhat offset by the increase in other current assets and also the increase in accounts receivable. The increase in accounts receivable was related to increases in load volume and not due to inefficiency in collecting.

Cash flows from investing activities
The growth of the Company's business and maintenance of its modern fleet has required significant investments in new tractors and trailers, which has been financed largely through long-term debt, including dealer-financed purchases of revenue equipment in the past two years. Historically, the Company financed its major capital equipment purchases consisting primarily of revenue equipment and, to a lesser extent, construction of terminals, through bank financings.

In 2002, the Company invested $8.0 million in cash for revenue equipment and other property and equipment. As the Company began financing with dealers in 2001, the proceeds from disposals began decreasing as the Company began trading in more tractors to the dealers rather than selling them for cash. Dealer financed purchases in 2002 amounted to $4.5 million. Also, as the number of owner-operators increased in 2002, the payments received on sales-type leases increased. During 2002, the Company's fleet was 39% owner-operators compared to 32% in 2001. Thus, owner-operator payments to the Company increased from $2.3 million in 2001 to $3.6 million in 2002.

During 2001, the Company acquired $5.5 million in revenue equipment financed through the manufacturer's financing company rather than the Company securing the financing through one of its existing lenders. There were no such dealer financings in 2000. All other equipment purchases consisting of service vehicles, computer and office equipment are purchased through cash flow from operations. The amount of revenue equipment purchased decreased in 2001 compared to 2000 due to the Company increasing the length of its trade cycle from 42 months to 45 months.

Cash flows from financing activities
During 2002, the Company paid $15.4 million towards the reduction of its long-term debt. At December 31, 2002, the Company had debt (including current maturities) of $33.6 million. New debt was incurred primarily to purchase revenue equipment. Revenue equipment was also acquired through dealer financing rather than securing additional financing through existing lenders. These financing activities supported the Company's investing activities.

During 2001, the Company paid $13.1 million towards the reduction of its long-term debt. At December 31, 2001, the Company had debt (including current maturities) of $39.2 million, which was primarily incurred to purchase revenue equipment and to construct the terminal located in Birmingham, Alabama. The Company purchased in negotiated transactions 223,239 and 126,000 shares of common stock from the former vice-chairman of the Company and the CEO of WTI during 2001 and 2000, respectively, at a price per share of $6.50. The Company funded these purchases using working capital.

Pursuant to the Company's stock repurchase program, the Company purchased 6,500, 244,463 and 370,463 shares of the Company's common stock in open market or negotiated transactions during 2002, 2001 and 2000, respectively, for aggregate purchase prices of $42,250, $1,521,056 and $2,248,941, respectively. From time to time, the Company has repurchased, and may continue to repurchase, shares of its common stock. The timing and amount of such purchases depends on the market and other factors. The Company's board of directors has authorized the repurchase of up to 600,000 shares, excluding 822,739 shares related to various executives. As of December 31, 2002, the Company had purchased 561,405 shares pursuant to this authorization and has 38,595 shares remaining available for repurchase.

Anticipated Sources and Uses of Funds
The Company's bank debt relates largely to its revenue equipment, although a portion was incurred for the construction of the terminal in Birmingham, Alabama. The construction loan was converted to a term loan in January 2001. The Company's bank debt bears interest ranging from LIBOR plus 1.25% to LIBOR plus 2.50%, all payable in monthly installments and with maturities through July 2009. The bank debt is collateralized by revenue equipment and the real property related to the Birmingham terminal. The Company has dealer-financed debt collateralized by revenue equipment with fixed rates ranging from 5.6% to 5.75%. The Company also has a line of credit totaling $2.5 million, bearing interest at the bank's prime rate (4.25% at December 31, 2002) minus 0.25%. Accounts receivable and other working capital assets collateralize the line of credit. As of December 31, 2002, the Company had letter of credit commitments of $2.5 million against this line of credit with no outstanding borrowings or availability at year-end.

The Company anticipates generating sufficient cash from operations in 2003 to cover planned capital expenditures and servicing current maturities of long-term debt. The Company anticipates purchasing 92 new tractors and trading or selling 82 used tractors in 2003 at a net cost of approximately $5.7 million. Historically, the Company has relied on cash generated from operations to fund its working capital requirements. Over the long term, the Company will continue to have significant capital needs that may require it to seek additional borrowings or equity capital. The availability of debt financing or equity capital will depend on prevailing market conditions, the market price of its common stock, and other factors over which the Company has no control, as well as the Company's financial condition and results of operations.

The Company's loan agreements with its major lenders require the Company, among other things, to maintain a tangible net worth, as defined in the agreements, and to maintain certain financial ratios. In February 2003, the Company received waivers executed by two of its lenders due to non-compliance with its debt service coverage ratio and for exceeding annual capital expenditure limits. The Company is currently negotiating with its lenders to adjust certain covenant requirements including its debt service coverage ratio. Management anticipates the Company will be in compliance with these covenants in 2003. While management believes that the Company's relationships with its lenders are good, there is no absolute assurance that the Company will be able to comply with its covenants in the future. If the Company is unable to comply with its covenants in the future, there can be no assurance that the Company's lenders will provide additional waivers with respect to any such noncompliance.

The following tables set forth information regarding the Company's contractual obligations and commercial commitments in thousands of dollars. These disclosures are also included in the Notes to the Consolidated Financial Statements and such Notes are cross- referenced in the tables below.

Contractual Obligations *(in thousands)*

		Years						Footnote
	Total	1	2	3	4	5	>5	Ref.
Long-term debt	$ 33,625	$ 14,489	$ 7,556	$ 4,046	$ 5,868	$ 1,178	$ 487	3
Operating leases	154	126	28	--	--	--	--	2
Total contractual obligations	$ 33,779	$ 14,615	$ 7,581	$ 4,046	$ 5,868	$ 1,178	$ 487	

The Company has decreased its operating lease commitments through increased Company-owned facilities and revenue equipment. Primarily all of the Company's operating lease commitments in effect at December 31, 2002 are on a month-to-month basis.

The Company entered into a consulting agreement with its Chairman Emeritus, Dempsey Boyd, effective January 1, 2002 through December 31, 2003. Mr. Boyd will be paid $145,000 in 2003 under this consulting agreement.

Other Contractual Obligations *(in thousands)*

		Years						Footnote
	Total	1	2	3	4	5	>5	Ref.
Unused lines of credit	$ 2,500	$ 2,500	--	--	--	--	--	3
Letters of credit	6,300	6,300	--	--	--	--	--	4
Total contractual obligations	$ 8,800	$ 8,800	--	--	--	--	--	

As of December 31, 2002, the Company had letter of credit commitments of approximately $2.5 million against the line of credit and no outstanding borrowings against it. With the Company's improving financial performance, the Company expects it could obtain additional financing, if necessary, with favorable terms. The letters of credit are primarily required by insurance providers.

Factors That May Affect Future Results

The Company's future results may be affected by a number of factors over which the Company has little or no control. Fuel prices, insurance and claims costs, liability claims, interest rates, the availability of qualified drivers, fluctuations in the resale value of revenue equipment, economic and customer business cycles, and shipping demands are economic factors over which the Company has little or no control. Significant increases or rapid fluctuations in fuel prices, interest rates, insurance costs or liability claims, to the extent not offset by increases in freight rates, and the resale value of revenue equipment could result in Company losses. Weakness in the general economy, including a weakness in consumer demand for goods and services, could adversely affect customers and result in customers reducing their demand for transportation services, which, in turn, could adversely affect the Company's growth

and revenues. Weakness in customer demand for the Company's services or in the general rate environment also may restrain the Company's ability to increase rates or obtain fuel surcharges.

The following issues and uncertainties, among other things, should be considered in evaluating the Company's growth outlook:

Fuel Price Trend

Many of the Company's operating expenses, including fuel costs and fuel taxes, are sensitive to the effects of inflation, which could result in higher operating costs. During 2002, 2001, and 2000, the Company experienced fluctuations in fuel costs as a result of conditions in the petroleum industry. The Company also has periodically experienced some wage increases for drivers. Increases in fuel costs and driver compensation are expected to continue during 2003 and may affect operating income, unless the Company is able to pass those increased costs to customers through rate increases and fuel surcharges. The Company has initiated a program to obtain rate increases and fuel surcharges from customers in order to cover increased costs due to these increases in fuel prices, driver compensation, and other expenses and has been successful in implementing some fuel surcharges and certain rate increases. Competitive conditions in the transportation industry, including lower demand for transportation services, could limit the Company's ability to obtain rate increases or fuel surcharges in the future. As of December 31, 2002, the Company had no derivative financial instruments to reduce its exposure to fuel price fluctuations. The motor carrier industry depends upon the availability of diesel fuel. Fuel shortages or increases in fuel taxes or fuel costs have adversely affected, and may in the future adversely affect, the financial condition and results of operations of the Company. Fuel prices have fluctuated greatly, and fuel taxes have generally increased in recent years. The tensions in the Middle East, as well as reduced fuel supplies from Venezuela, have caused an increase in oil and fuel prices during the first quarter of 2003. The Company has not experienced difficulty in maintaining necessary fuel supplies and, in the past, the Company generally has been able to partially offset significant increases in fuel costs and fuel taxes through increased freight rates and through a fuel surcharge which increases incrementally as the price of fuel increases. However, there can be no assurance that the Company will be able to recover any future increases in fuel costs and fuel taxes through increased rates. If fuel prices continue to increase or are sustained at these higher levels for a continuing period of time, the higher fuel costs may have a materially adverse effect on the financial condition and business operations of the Company. Additionally, the increased fuel costs may continue to have a materially adverse effect on the Company's efforts to attract and retain owner-operators, expand its pool of available trucks, and diversify its operations.

Insurance

The Company's future insurance and claims expenses could exceed historical levels, which could have a material adverse effect on earnings. The Company currently self-insures for a portion of the claims exposure resulting from cargo loss, personal injury, and property damage, combined up to $750,000 per occurrence, effective July 1, 2002. In addition, costs above the $750,000 self-insured amount, up to the Company's coverage amount of two million dollars, will be shared by the Company at a rate of fifty percent. Costs and claims in excess of the Company's coverage amount of two million dollars will be borne solely by the Company. Also, effective July 1, 2002, the workers' compensation self-insurance level increased to a maximum of $500,000, and the health insurance self-insurance level is $175,000 per person per year. If the number or dollar amount of claims for which the Company is self-insured increases, operating results could be adversely affected.

The Company was involved in two accidents in the first quarter and two accidents in the third quarter of 2002 that resulted in third party fatalities. The Company was involved in another accident resulting in a fatality during the first quarter of 2003. During the first quarter of 2002, the self-insured amount for cargo loss, personal injury, and property damage, combined was $500,000 per occurrence, which would be the amount applicable to the two accidents during the first quarter of 2002. The self-insured amount for the two accidents in the third quarter of 2002 and the accident in the first quarter of 2003 was $750,000. Each of these accidents, taken separately, has the potential to cause the Company to reach its total per occurrence retention amount for insurance purposes. To date, four lawsuits have been filed against the Company with respect to these accidents. If the Company is ultimately found to have some liability for one or more of these accidents, the Company believes that its operating cash flows and, if needed, additional bank financing would be sufficient to cover any amounts payable. Also, the Company maintains insurance coverage of up to two million dollars with licensed insurance companies above the amounts for which the Company is self-insured. As discussed above, effective July 1, 2002, the Company shares fifty percent of claims amounts within its two million dollars of insurance coverage. The terrorist attacks in the United States on September 11, 2001, and subsequent events, have resulted in additional increases in the Company's insurance expenses. If these expenses continue to increase, and the Company is unable to offset the increase with higher freight rates, the Company's earnings could be adversely affected.

Revenue Equipment
The Company's growth has been made possible through the addition of new revenue equipment. Difficulty in financing or obtaining new revenue equipment (for example, delivery delays from manufacturers or the unavailability of independent contractors) could have an adverse effect on the Company's operations and financial condition.

In the past the Company has acquired new tractors and trailers at favorable prices and has entered into agreements with the manufacturers to repurchase the tractors from the Company at agreed prices. Current developments in the secondary tractor and trailer resale market have resulted in a large supply of used tractors and trailers on the market. This has depressed the market value of used equipment to levels significantly below the prices at which the manufacturers have agreed to repurchase the equipment. Accordingly, some manufacturers may refuse or be financially unable to keep their commitments to repurchase equipment according to their repurchase agreement terms.

Business Uncertainties
The Company has experienced significant growth in revenue since the initial public offering of the Company's stock in May 1994. There can be no assurance that the Company's business will continue to grow in a similar fashion in the future or that the Company can effectively adapt its management, administrative, and operational systems to respond to any future growth. Further, there can be no assurance that the Company's operating margins will not be adversely affected by future changes in and expansion of the Company's business or by changes in economic conditions.

Recently Issued Accounting Standards
In June 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 141, "Business Combinations," and SFAS No.142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. This statement also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS No.142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually.

The Company adopted SFAS Nos. 141 and 142 on January 1, 2002 and, accordingly, ceased amortization of goodwill at that time. Goodwill amortization expense of $223,800 was included in the consolidated financial statements for the years ended December 31, 2001 and 2000. Had goodwill amortization expense not been recognized in those years, loss per share would have decreased from $(0.14) per share to $(0.07) per share for the year ended December 31, 2001 and from $(0.32) per share to $(0.24) per share for the year ended December 31, 2000. See Note 1 to the consolidated financial statements for further discussion of SFAS No. 142.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company anticipates the adoption of this statement will not have a material impact on its consolidated financial position and results of operations.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Asset" ("SFAS No. 144"). SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets and new standards for reporting discontinued operations. SFAS No. 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The provisions of SFAS No. 144 are effective in fiscal years beginning after December 15, 2001 and, in general, are to be applied prospectively. The Company adopted SFAS No. 144 effective January 1, 2002 and such adoption did not have a material impact on the Company's consolidated financial position and results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to have a material impact on the Company's financial position or results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 amends Statement No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), to provide alternative methods for voluntary transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation ("the fair value method"). SFAS No. 148 also requires disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income (loss) and earnings (loss) per share in annual and interim financials statements. The transition provisions of SFAS No. 148 are effective in fiscal years beginning after December 15, 2002. The Company is currently evaluating the transition provisions of SFAS No. 148 but expects that it will not have a material adverse impact on the Company's consolidated financial position and results of operations upon adoption since the Company has not adopted the fair value method. The Company adopted the required disclosure provisions of SFAS No. 148, see Note 1 to the Consolidated Financial Statements included in Item 8 of this report.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002. The Company adopted the disclosure provisions of FIN 45 during the fourth quarter of fiscal 2002 and such adoption did not have a material impact on the Company's consolidated financial statements. The Company is currently evaluating the recognition provisions of FIN 45 but expects that it will not have a material adverse impact on the Company's consolidated results of operations or financial position upon adoption.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Since the Company currently has identified no variable interest entities, management expects that the adoption of the provisions of FIN 46 will not have a material impact on the Company's consolidated results of operations or financial position.

There were no other recently issued accounting pronouncements with delayed effective dates that would currently have a material impact on the Company's consolidated financial position and results of operations.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31,	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 292,514	$ 2,221,455
Short-term investments	288,000	278,000
Accounts receivable, less allowance for doubtful accounts of $341,338 (2002) and $318,981 (2001):		
Trade and interline	9,083,921	10,055,894
Other	542,963	956,576
Income tax receivable	--	339,220
Current portion of net investment in sales-type leases	1,427,617	1,200,175
Parts and supplies inventory	521,201	497,637
Prepaid licenses and permits	547,460	946,054
Other prepaid expenses	965,995	1,309,670
Deferred income taxes	2,378,688	1,497,047
Total current assets	16,048,359	19,301,728
PROPERTY AND EQUIPMENT:		
Land and land improvements	2,948,297	2,800,523
Buildings	7,804,015	7,635,280
Revenue equipment	64,644,891	70,927,529
Other equipment	12,466,476	12,090,626
Leasehold improvements	386,384	384,884
Total	88,250,063	93,838,842
Less accumulated depreciation and amortization	33,525,571	35,325,568
Property and equipment, net	54,724,492	58,513,274
OTHER ASSETS:		
Net investment in sales-type leases	6,706,848	3,850,821
Goodwill, net of accumulated amortization of $912,077	3,452,446	3,452,446
Revenue equipment held for lease	310,405	500,125
Deposits and other assets	339,531	465,112
Total other assets	10,809,230	8,268,504
TOTAL	$ 81,582,081	$ 86,083,506
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable - trade and interline	$ 2,375,475	$ 3,339,973
Line of credit	--	210,540
Income taxes payable	1,424,791	--
Accrued liabilities:		
Self-insurance claims	4,537,857	2,820,773
Salaries and wages	447,911	485,599
Other	1,324,364	953,694
Current maturities of long-term debt	14,488,695	13,580,359
Total current liabilities	24,599,093	21,390,938
LONG-TERM DEBT	19,135,870	25,606,297
DEFERRED INCOME TAXES	12,122,259	13,798,144
Total liabilities	55,857,222	60,795,379
COMMITMENTS AND CONTINGENCIES (Note 4)		
STOCKHOLDERS' EQUITY:		
Preferred stock, $.001 par value - 1,000,000 shares authorized; no shares issued and outstanding	--	--
Common stock, $.001 par value - 10,000,000 shares authorized; 4,069,640 shares issued and outstanding	4,070	4,070
Additional paid-in capital	16,884,622	16,884,622
Retained earnings	18,474,441	18,008,625
Treasury stock, at cost; 1,359,684 shares (2002) and 1,355,041 shares (2001)	(9,638,274)	(9,609,190)
Total stockholders' equity	25,724,859	25,288,127
TOTAL	$ 81,582,081	$ 86,083,506

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,	2002	2001	2000
OPERATING REVENUES	**$ 127,792,396**	$ 127,559,594	$ 131,629,805
OPERATING EXPENSES			
Salaries, wages and employee benefits	**36,960,066**	39,560,825	39,262,650
Cost of independent contractors	**38,967,610**	31,779,119	35,172,619
Operating supplies	**25,965,633**	30,216,514	30,308,598
Operating taxes and licenses	**2,599,431**	2,241,198	2,965,480
Insurance and claims	**6,534,920**	6,457,919	7,060,347
Communications and utilities	**1,275,475**	1,370,598	1,520,342
Depreciation and amortization	**11,604,696**	12,289,710	11,611,081
Gain on disposal of property and equipment, net	**(468,321)**	(525,808)	(1,113,574)
Other	**1,614,719**	1,950,109	2,008,131
Total operating expenses	**125,054,229**	125,340,184	128,795,674
OPERATING INCOME	**2,738,167**	2,219,410	2,834,131
OTHER (EXPENSE) INCOME:			
Interest expense	**(1,752,390)**	(2,684,429)	(3,904,241)
Other (expense) income	**(51,196)**	63,357	80,338
Other expense, net	**(1,803,586)**	(2,621,072)	(3,823,903)
INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	**934,581**	(401,662)	(989,772)
PROVISION (BENEFIT) FOR INCOME TAXES	**460,149**	5,038	(15,318)
NET INCOME (LOSS)	**$ 474,432**	$ (406,700)	$ (974,454)
BASIC NET INCOME (LOSS) PER SHARE	**$ 0.18**	$ (0.14)	$ (0.32)
DILUTED NET INCOME (LOSS) PER SHARE	**$ 0.17**	$ (0.14)	$ (0.32)
BASIC WEIGHTED AVERAGE SHARES OUTSTANDING	**2,709,333**	2,829,614	3,090,292
DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	**2,788,234**	2,829,614	3,090,292

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

For the Years Ended December 31, 2002, 2001 and 2000	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance, January 1, 2000	$ 4,070	$ 16,864,622	$ 19,438,142	$ (5,913,543)	$ 30,393,291
Sale of common stock under employee stock purchase plan	--	--	(11,999)	24,525	12,526
Purchase of treasury stock	--	--	--	(2,248,941)	(2,248,941)
Net loss	--	--	(974,454)	--	(974,454)
Balance, December 31, 2000	4,070	16,864,622	18,451,689	(8,137,959)	27,182,422
Sale of common stock under employee stock purchase plan	--	--	(36,364)	49,825	13,461
Capital contribution	--	20,000	--	--	20,000
Purchase of treasury stock	--	--	--	(1,521,056)	(1,521,056)
Net loss	--	--	(406,700)	--	(406,700)
Balance, December 31, 2001	4,070	16,884,622	18,008,625	(9,609,190)	25,288,127
Sale of common stock under employee stock purchase plan	**--**	**--**	**(8,616)**	**13,166**	**4,550**
Purchase of treasury stock	**--**	**--**	**--**	**(42,250)**	**(42,250)**
Net income	**--**	**--**	**474,432**	**--**	**474,432**
Balance, December 31, 2002	**$ 4,070**	**$ 16,884,622**	**$ 18,474,441**	**$ (9,638,274)**	**$ 25,724,859**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,	2002	2001	2000
OPERATING ACTIVITIES:			
Net income (loss)	$ **474,432**	$ (406,700)	$ (974,454)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**11,604,696**	12,289,710	11,611,081
Provision for bad debts	**78,565**	625,000	84,000
Gain on disposal of property and equipment, net	**(468,321)**	(525,808)	(1,113,574)
Net effect of sales-type leases on cost of independent contractors	**(1,857,793)**	(526,707)	253,990
(Benefit from) provision for deferred income taxes	**(2,557,526)**	33,357	1,590,614
Changes in assets and liabilities that provided (used) cash:			
Accounts receivable	**1,307,021**	(40,159)	1,818,149
Other current assets	**1,047,925**	1,155,901	1,158,104
Deposits and other assets	**125,581**	(10,373)	(16,367)
Accounts payable - trade and interline	**(964,498)**	764,297	(1,436,371)
Accrued liabilities and other current liabilities	**3,474,857**	59,996	(2,866,338)
Net cash provided by operating activities	**12,264,939**	13,418,514	10,108,834
INVESTING ACTIVITIES:			
Payments received on sales-type leases	**3,622,436**	2,288,643	3,407,859
Capital expenditures:			
Revenue equipment	**(7,366,910)**	(1,642,936)	(14,459,770)
Other property and equipment	**(602,969)**	(1,234,350)	(1,617,129)
Proceeds from disposals of property and equipment	**434,365**	2,557,928	6,090,836
Net cash (used in) provided by investing activities	**(3,913,078)**	1,969,285	(6,578,204)
FINANCING ACTIVITIES:			
Proceeds from sales of common stock	**4,550**	13,461	12,526
Proceeds from capital contribution	--	20,000	--
Purchase of treasury stock	**(42,250)**	(1,521,056)	(2,248,941)
(Payments) proceeds on line of credit	**(210,540)**	(839,291)	1,049,831
Proceeds from long-term debt	**5,333,183**	1,012,949	9,949,052
Principal payments on long-term debt	**(15,365,745)**	(13,125,688)	(12,026,643)
Net cash used in financing activities	**(10,280,802)**	(14,439,625)	(3,264,175)
Net (decrease) increase in cash and cash equivalents	**(1,928,941)**	948,174	266,455
CASH AND CASH EQUIVALENTS:			
BEGINNING OF YEAR	**2,221,455**	1,273,281	1,006,826
END OF YEAR	$ **292,514**	$ 2,221,455	$ 1,273,281
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid (received) during the year for:			
Interest	$ **1,752,390**	$ 2,684,429	$ 3,904,593
Income taxes, net of refunds	$ **1,252,497**	$ (1,508,026)	$ 1,138,562
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES			
Net investment in sales-type leases	$ **(4,848,112)**	$ (1,065,389)	$ (3,160,246)
Dealer financed purchases of revenue equipment	$ **4,470,471**	$ 5,545,820	$ --

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations - Boyd Bros. Transportation Inc. and its subsidiary (the "Company") are flatbed carriers, transporting a variety of products, primarily steel and building materials. The Company has authority to operate throughout the continental United States; however, its market generally encompasses the eastern two-thirds of the United States. The Company is headquartered in Clayton, Alabama and operates regional and satellite terminals in locations near interstate highways or customer facilities.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, WTI Transport, Inc. ("WTI"). All significant intercompany items have been eliminated in consolidation.

Use of Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are used when accounting for, among other areas, depreciation, allowance for doubtful accounts, valuation of long-lived tangible and intangible assets, accident claims and commitments and contingencies.

Revenue Recognition - Operating revenue and related costs, including revenue and costs related to the Company's brokerage services, are recognized upon delivery of freight to customers provided that pervasive evidence of an arrangement exists, the contract price is fixed and determinable, and collectibility of the resulting receivables is probable.

Substantially all gains recognized on sales-type lease transactions are deferred and amortized into income over the life of the lease, typically 36 – 42 months.

Fuel Surcharges - Prior to January 1, 2002, the Company recorded reimbursement by its customers for fuel surcharges as a decrease to operating supplies. The Company's results of operations for the fiscal years ended December 31, 2002, 2001 and 2000 have been reclassified for comparable purposes in accordance with Emerging Issues Task Force release 01-14, "Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred". The effect of this reclassification was to increase both operating revenues and operating supplies expense by $1,538,028, $3,703,315 and $4,905,019 for fiscal years 2002, 2001 and 2000, respectively.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, cash on deposit, and highly liquid investments with maturity of three months or less at purchase date.

Accounts Receivable and Allowance for Doubtful Accounts - Accounts receivable are customer obligations due under normal trade terms. The Company sells its services primarily to manufacturers and consumers of building materials and related products. Senior management performs continuing credit evaluations of its customers' financial condition and although the Company generally does not require collateral, letters of credit may be required from its customers in certain circumstances. The Company records an allowance for doubtful accounts based on specifically identified amounts that senior management believes to be uncollectible. The Company also records additional allowance based on certain percentages of its aged receivables, which are determined based on historical experience and the assessment of the general financial conditions affecting its customer base. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to management, the Company believes its allowance for doubtful accounts as of December 31, 2002 is adequate. However, actual write-offs might exceed the recorded allowance.

Short-Term Investments - Short-term investments, which consist of certificates of deposit with maturities of three to twelve months, are stated at cost, which approximates market.

Property and Equipment - Property and equipment are stated at the lower of fair value or cost. Depreciation is computed using the straight-line method at rates intended to distribute the cost of the assets over their estimated service lives as follows:

Land improvements	15 years
Buildings	5-30 years
Revenue equipment	4-7 years
Other equipment	3-10 years
Leasehold improvements	3-20 years

Depreciation is computed using accelerated methods for income tax purposes. Expenditures which significantly increase values or extend useful lives of property and equipment are capitalized; whereas, those for normal maintenance and repairs are expensed. Gains and losses on disposal of property and equipment are reflected in operations in the period of disposal.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets.

Revenue Equipment Held for Lease - Revenue equipment held for lease and not in use is stated at cost, less accumulated depreciation, which approximates net realizable value. Depreciation expense is suspended while the asset is in revenue equipment held for lease.

Goodwill - In June 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 141, "Business Combinations," and SFAS No.142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. This statement also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS No.142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually.

In addition, SFAS No. 142 requires that the Company identify reporting units for purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized finite-lived intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS No. 142. This statement is required to be applied in fiscal years beginning after December 15, 2001, to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. The Company has no intangible assets other than goodwill. SFAS No. 142 requires the Company to complete a transitional goodwill impairment test within six months from the date of adoption and reassess the useful lives of other intangible assets within the first interim quarter after adoption.

The Company adopted SFAS Nos. 141 and 142 on January 1, 2002 and, accordingly, ceased amortization of goodwill at that time. Goodwill amortization expense of $223,800 was included in the consolidated financial statements for each of the years ended December 31, 2001 and 2000. Had goodwill amortization expense not been recognized in those years, loss per share would have decreased from $(0.14) per share to $(0.07) per share for the year ended December 31, 2001 and from $(0.32) per share to $(0.24) per share for the year ended December 31, 2000.

The following table presents the impact of SFAS No. 142 on operating income and net loss, as if it had been in effect for the years ended December 31, 2001 and 2000.

	2001	2000
Operating income, as reported	$ 2,219,410	$ 2,834,131
Add back: Goodwill amortization	223,800	223,800
Adjusted operating income	$ 2,443,210	$ 3,057,931
Net loss, as reported	$ (406,700)	$ (974,454)
Add back: Goodwill amortization	223,800	223,800
Tax effect	--	--
Adjusted net loss	$ (182,900)	$ (750,654)

As of June 30, 2002, the Company completed the first phase of transitional testing for the potential impairment of goodwill relating to its WTI subsidiary. This goodwill impairment test will be completed annually on October 1 unless events or evidence exist that would significantly alter amounts used in the annual calculation. The Company used a multiple of EBITDA (earnings before interest, tax, depreciation and amortization expenses) in evaluating the fair value of WTI. This was consistent with the valuation method used in calculating the original purchase price of WTI in 1997. As a result of such testing, the Company determined there was no impairment of goodwill that should be included in the accompanying financial statements. At June 30, 2002, the net book value recorded for goodwill was $3,452,446. No events have occurred since this assessment to cause a significant change in the values used for computation. Thus, another impairment test was not performed.

Stock-Based Compensation Plans - The Company adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS or Statement) No. 148, "Accounting for Stock-Based Compensation- Transition and Disclosure", which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation, which was originally provided under SFAS No. 123. The Statement also improves the timeliness of disclosures by requiring the information be included in interim, as well as annual, financial statements. The adoption of these disclosure provisions did not have a material affect on the Company's 2002 consolidated results of operations, financial position, or cash flows.

SFAS No. 123 encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The option price of all the Company's stock options is equal to the market value of the stock at the grant date. As such, no compensation expense is recorded in the accompanying consolidated financial statements.

Had compensation cost been determined based upon the fair value at the grant date for awards under the stock option plan consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net income (loss) and net income (loss) per share would have differed from the amounts reported as follows:

FOR THE YEARS ENDED DECEMBER 31,	**2002**	2001	2000
Net income (loss), as reported	**$ 474,432**	$ (406,700)	$ (974,454)
Stock-based employee compensation expense determined under fair value basis, net of tax	**(388,892)**	(322,067)	(532,539)
Proforma net income (loss)	**$ 85,540**	$ (728,767)	$ (1,506,993)

Earnings per share:						
Basic - as reported	$	0.18	$	(0.14)	$	(0.32)
Basic - proforma	$	0.03	$	(0.26)	$	(0.49)
Diluted - as reported	$	0.17	$	(0.14)	$	(0.32)
Diluted - proforma	$	0.03	$	(0.26)	$	(0.49)

The weighted-average fair value per share for options granted was $2.20 and $1.98 for the years ended December 31, 2002 and 2001, respectively. No options were granted in 2000. The fair value was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2002	2001	2000
Risk-free interest rate	**4.6%**	4.6%	--
Dividend yield	**0.0%**	0.0%	--
Expected volatility	**104.4%**	82.4%	--
Weighted average expected life (in years)	**6**	6	--

Income Taxes - The Company accounts for income taxes under the asset and liability method that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than possible enactments of changes in the tax laws or rates.

Net Income (Loss) Per Share - In accordance with SFAS No. 128, "Earnings per Share", the Company reports two separate net income (loss) per share numbers, basic and diluted, for all periods presented. These per share amounts have been computed using the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share amounts are presented to include the effect of potentially dilutive securities.

Options that could potentially dilute basic net income (loss) per share in the future were not included in the computation of diluted net income (loss) per share for the years ended December 31, 2001 and 2000, because to do so would have been antidilutive. Antidilutive options were 85,200 and 408,300 for the years ended December 31, 2001 and 2000, respectively.

Fair Value of Financial Instruments - The carrying value of the Company's cash equivalents, short-term investments, trade receivables, short-term lease receivables, trade payables and accrued expenses approximates fair value because of the short-term nature of these instruments. The fair value of long-term sales-type lease receivables and long-term debt approximates its carrying value and are estimated using a discounted cash flow analysis. Discounted cash flows for long-term debt are based on borrowing rates currently available to the Company for bank loans with similar terms and average maturities.

Recent Accounting Pronouncements - In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company anticipates the adoption of this statement will not have a material impact on its consolidated financial position and results of operations.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Asset" ("SFAS No. 144"). SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets and new standards for reporting discontinued operations. SFAS No. 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal

of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The provisions of SFAS No. 144 are effective in fiscal years beginning after December 15, 2001 and, in general, are to be applied prospectively. The Company adopted No. SFAS 144 effective December 31, 2001 and such adoption did not have a material impact on the Company's consolidated financial position and results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to have a material impact on the Company's financial position or results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 amends Statement No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), to provide alternative methods for voluntary transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation ("the fair value method"). SFAS No. 148 also requires disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income (loss) and earnings (loss) per share in annual and interim financials statements. The transition provisions of SFAS No. 148 are effective in fiscal years beginning after December 15, 2002. The Company is currently evaluating the transition provisions of SFAS No. 148 but expects that it will not have a material adverse impact on the Company's consolidated financial position and results of operations upon adoption since the Company has not adopted the fair value method. The Company adopted the disclosure provisions of SFAS No. 148, which are included in Note 1 – Stock-Based Compensation Plans herein.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002. The Company adopted the disclosure provisions of FIN 45 during the fourth quarter of fiscal 2002 and such adoption did not have a material impact on the Company's consolidated financial statements. The Company is currently evaluating the recognition provisions of FIN 45 but expects that it will not have a material adverse impact on the Company's consolidated results of operations or financial position upon adoption.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Since the Company currently has identified no variable interest

entities, management expects that the adoption of the provisions of FIN 46 will not have a material impact on the Company's consolidated results of operations or financial position.

There were no other recently issued accounting pronouncements with delayed effective dates that would currently have a material impact on the Company's consolidated financial position and results of operations.

Reclassifications - Certain previously reported amounts have been reclassified to conform to the current period presentation.

2. Leases

Lessee

Operating Leases - The Company leases certain terminal buildings, land, and equipment under agreements that expire at various dates through 2004. The lease agreements generally include renewal options, and the Company is required to pay taxes, insurance and normal maintenance for the facilities. Future minimum lease payments under all operating leases are insignificant.

Total rental expense for all operating leases was $139,158, $170,741, and $356,791, for the years ended December 31, 2002, 2001 and 2000, respectively.

Lessor

Sales-Type Leases - The Company leases revenue equipment to certain of its owner-operators and accounts for these transactions as sales-type leases. These receivables have terms of three and one-half to four years and are collateralized by a security interest in the related revenue equipment. Certain revenue equipment under these leases have a guaranteed residual value from the vendor which will be redeemed by the Company at the end of the lease term.

The components of the net investment in sales-type leases at December 31, 2002 and 2001 are as follows:

	2002	2001
Minimum lease receivable	**$ 12,643,883**	$ 7,929,530
Allowance for uncollectible receivables	**(2,141,106)**	(1,590,153)
Net minimum lease receivable	**10,502,777**	6,339,377
Unearned interest income	**(2,368,312)**	(1,288,381)
Net investment in sales-type leases	**8,134,465**	5,050,996
Less current portion	**(1,427,617)**	(1,200,175)
Net amount due after one year	**$ 6,706,848**	$ 3,850,821

Future minimum lease rentals for sales-type leases are as follows:

Year	
2003	$ 4,088,035
2004	3,359,738
2005	3,036,139
2006	2,159,971
Total	$ 12,643,883

Gains on disposition of revenue equipment leased to owner-operators, interest income on these leases, and provisions for bad debts related to sales-type leases are included as components of cost of independent contractors in the accompanying consolidated statements of operations. The income from these items totaled $1,857,793, $526,707, and $(253,990) for the years ended December 31, 2002, 2001, and 2000, respectively.

Operating Leases - The Company leases revenue equipment to certain of its owner-operators and accounts for these transactions as operating leases. These leases have terms of three to three and one-half years. The revenue equipment under these leases had a cost of $664,519 and $1,423,174, and accumulated depreciation of $295,302 and $414,076 at December 31, 2002 and 2001, respectively. Total rental income from operating leases was $384,946, $328,331, and $273,360 for the years ended December 31, 2002, 2001, and 2000, respectively, and is included as a component of cost of independent contractors in the accompanying Consolidated Statements of Operations. Future minimum lease rentals for operating leases are not significant.

3. Borrowing Arrangements

Long-term debt at December 31, 2002 and 2001 is summarized as follows:

Revenue equipment obligations:	**2002**	2001
LIBOR plus 1.25% subject to 3.625% minimum (3.625% - 2002 and 2001) Notes payable to banks in monthly installments through July 2009	**$ 8,541,151**	$ 11,478,728
LIBOR plus 2.00% (3.82% - 2002 and 3.83% - 2001) Notes payable to banks in monthly installments through November 2006	**1,436,593**	2,054,475
LIBOR plus 2.50% (3.63% - 2002 and 4.13% - 2001) Notes payable to banks in monthly installments through May 2004	**8,519,700**	16,718,438
LIBOR plus 2.38% (4.15%-2002) Notes payable to banks in monthly installments through June 2007	**2,878,004**	--
Fixed rate of 5.60% Notes payable to finance company in monthly installments through January 2007	**539,939**	--
Fixed rate of 5.75% Notes payable to finance company in monthly installments through July 2007	**8,090,630**	5,058,384
Other obligations:		
LIBOR plus 1.50% (2.93% - 2002 and 3.38% - 2001) Notes payable to banks in monthly installments through February 2006	**3,618,548**	3,876,631
Total	**33,624,565**	39,186,656
Less current maturities	**14,488,695**	13,580,359
Long-term debt	**$ 19,135,870**	$ 25,606,297

Revenue equipment obligations are collateralized by revenue equipment. Other obligations are collateralized by the Birmingham, Alabama terminal building.

The notes payable to banks bear interest ranging from LIBOR plus 1.25% to LIBOR plus 2.50% based on the Company's level of cash flows as defined in their loan agreements.

Long-term debt is scheduled to mature as follows:

Year	
2003	$ 14,488,695
2004	7,556,289
2005	4,046,302
2006	5,867,833
2007	1,178,050
Thereafter	487,396
Total	$ 33,624,565

The Company also has a $2,500,000 line of credit under a commercial revolving note expiring May 29, 2003, bearing interest at the bank's prime rate (4.25% at December 31, 2002) minus 0.25% and collateralized by trade accounts receivable and other working capital asset items. The line had letters of credit commitments of $2,495,639 and no outstanding balance at December 31, 2002.

Covenants under these loan agreements require the Company, among other things, to maintain tangible net worth, as defined, and to maintain certain financial ratios. On February 3 and February 10, 2003, the Company received waivers from certain lenders due to non-compliance with its debt service coverage ratio and for exceeding annual capital expenditure limits. The Company is currently negotiating with its lenders to adjust certain covenant requirements including its debt service coverage ratio. Management anticipates the Company will be in compliance with these covenants in 2003.

4. Commitments and Contingencies

Self Insurance Accruals - At December 31, 2002, the Company is self-insured as follows:

	Retention Amount Per Occurrence
Workers' compensation	$ 500,000
Liability - body injury	$ 750,000 *
Liability - property damage	$ 750,000 *
Employee medical and hospitalization	$ 175,000 **
Cargo loss and damage	$ 750,000 *
General liability	$ 750,000 *
Environmental losses	No limit

* These coverages are all included in one retention amount per occurrence. Maximum retention is $750,000 per occurrence.

** Retention amount is per person per year.

The above retention amounts represent rates that were negotiated with the Company's insurance carriers at June 30, 2002. Retention amounts under other previous insurance programs may vary from those stated above. At December 31, 2002, the Company has recorded liabilities for retention amounts related to claims under previous insurance coverage. From July 1, 2000, through June 30, 2002, the Company had a retention amount per occurrence under workers' compensation of $250,000. Prior to June 30, 2000, workers' compensation insurance was provided under fully insured policies.

The Company currently self-insures for a portion of the claims exposure resulting from cargo loss, personal injury, and property damage, combined up to $750,000 per occurrence, effective July 1, 2002. In addition, costs above the $750,000 self-insured amount, up to the Company's coverage amount of two million dollars, will be shared by the Company at a rate of fifty percent. Costs and claims in excess of the Company's coverage amount of two million dollars will be borne solely by the Company. Also, effective July 1, 2002, the health insurance self-insurance level is $175,000 per person per year.

The liabilities for self-insurance are accrued based on claims incurred, with liabilities for unsettled claims and claims incurred but not yet reported being estimated based on management's evaluation of the nature and severity of individual claims and the Company's past claims experience.

Company drivers were involved in two accidents in the first quarter and two accidents in the third quarter of 2002 that resulted in third party fatalities. The Company would expect to absorb up to its self-insured level of $500,000 per occurrence for cargo loss, personal injury, and property damage, if found liable for the two accidents during the first quarter. Retention of $750,000 was in effect for the two accidents in the third quarter of 2002. To date, four lawsuits have been filed against the Company with respect to these accidents. If the Company is ultimately found to have some liability for one or more of these

accidents, the Company believes that its operating cash flows and, if needed, additional bank financing would be sufficient to cover any amounts payable. Also, the Company maintains insurance coverage of up to two million dollars with licensed insurance companies above the amounts for which the Company is self-insured. As discussed above, effective July 1, 2002, the Company shares fifty percent of claims amounts within its two million dollars of insurance coverage.

Letters of Credit - The Company has outstanding letters of credit at December 31, 2002 totaling approximately $6.3 million to cover liability insurance claims and claims related to its previous self-insured workers' compensation program, and to purchase revenue equipment.

Employee Benefit Plan - The Company has a contributory 401(k) retirement plan, which covers employees who elect to participate and meet certain eligibility requirements. The amounts charged to operations related to this plan for the years ended December 31, 2002, 2001 and 2000 were $241,940, $226,731, and $165,562, respectively.

Litigation - As discussed above, Company drivers were involved in two accidents in the first quarter and two accidents in the third quarter of 2002 that resulted in third party fatalities. Suits have been filed against the Company with respect to each of these matters. Each of these matters is in the preliminary stage; therefore, it is not possible for management to fully assess the potential liability of the Company in these matters. However, based on current information available to management, it is the view of management that, in the event the Company is ultimately found to have some liability for one or more of these accidents, operating cash flows, insurance proceeds and, if needed, additional bank financing would be sufficient to cover any amounts payable. However, the potential exists for unanticipated material adverse judgments against the Company.

The Company is a party from time to time to various legal proceedings that are incidental to its business. Certain of these cases filed against the Company and other companies engaged in businesses similar to the Company often allege, among other things, personal injury and property damage. These types of suits sometimes seek the imposition of large amounts of compensatory and punitive damages and trials by juries. In the opinion of the Company's management, the ultimate liability, if any, with respect to the proceedings in which the Company is currently involved is not presently expected to have a material adverse effect on the Company. However, the potential exists for unanticipated material adverse judgments against the Company.

5. Stockholders' Equity

Preferred Stock - The Board of Directors is authorized to issue, at its discretion, up to 1,000,000 shares of preferred stock at par value of $.001. The terms and conditions of the preferred stock are to be determined by the Board of Directors.

Employee Stock Purchase Plan - The Company has an Employee Stock Purchase Plan under which 175,000 shares of the Company's common stock may be issued to eligible employees at a price equal to the lesser of 90% of the market price of the stock as of the first or last day of the offering periods (as defined). Employees may elect to have a portion of their compensation withheld, subject to certain limits, to purchase the Company's common stock. The expense associated with this plan in 2002, 2001 and 2000 was insignificant.

Stock Option Plan - The Company has a stock option plan (the "Plan") that provides for the granting of stock options to key employees, executive officers and directors. An aggregate of 500,000 shares of the Company's common stock are reserved for this Plan. The options are exercisable in increments over a five-year period beginning on the first anniversary of the grant and will expire ten years after the date of the grant. No options were exercised in 2002, 2001 and 2000.

Information regarding the Plan is summarized below:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 1999	456,100	$ 9.53
Terminated	(47,800)	8.58
Outstanding at December 31, 2000	408,300	9.62
Granted	20,000	2.55
Terminated	(343,100)	9.54
Outstanding at December 31, 2001	85,200	8.28
Granted	390,450	2.67
Outstanding at December 31, 2002	475,650	$ 3.67
Options exercisable at December 31, 2000	262,380	$ 9.88
Options exercisable at December 31, 2001	65,650	$ 7.75
Options exercisable at December 31, 2002	83,600	$ 7.33

The following table summarizes information concerning stock options outstanding and options exercisable at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number of Shares Outstanding**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**	**Number of Shares Exercisable**	**Weighted Average Exercise Price**
$2.00 - $6.00	410,450	8.6	$ 2.66	30,500	$ 2.62
$6.00 - $11.00	65,200	4.6	$10.04	53,100	$10.03
	475,650	8.4	$ 3.67	83,600	$ 7.33

6. Income Taxes (Benefit)

The provision (benefit) for income taxes for the years ended December 31, 2002, 2001 and 2000 consisted of the following:

	2002	2001	2000
Current:			
Federal	**$ 2,660,536**	$ (24,428)	$ (1,603,762)
State	**357,139**	(3,893)	(2,170)
Total current provision (benefit)	**3,017,675**	(28,321)	(1,605,932)
Deferred:			
Federal	**(2,362,812)**	21,990	1,625,520
State	**(194,714)**	11,369	(34,906)
Total deferred (benefit) provision	**(2,557,526)**	33,359	1,590,614
Total provision (benefit) for income taxes	**$ 460,149**	5,038	$ (15,318)

Total income tax provisions (benefit) for 2002, 2001 and 2000 are different from the amount that would be computed by applying the statutory federal income tax rate of 34% to income before income taxes. The reasons for this difference are as follows (in thousands):

	2002	2001	2000
Income tax provision (benefit) at expected federal income tax rate	**$ 317,758**	$ (136,565)	$ (336,522)
State income taxes, net of federal tax effect	**107,201**	4,934	(24,470)
Nondeductible operating expenses	**42,692**	72,381	58,254
Nondeductible goodwill amortization	--	76,592	76,592
Other	**(7,502)**	(12,304)	210,828
	$ 460,149	$ 5,038	$ (15,318)

At December 31, 2002, the Company had state net operating loss carryforwards of approximately $758,000, which will expire in 2022.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of the Company's deferred tax liabilities and assets as of December 31, 2002 and 2001 are as follows:

	2002	2001
Deferred tax liabilities:		
Tax over book depreciation	$ 12,179,379	$ 13,837,035
Prepaid expenses deductible when paid	476,943	755,526
Total deferred tax liabilities	$ 12,656,322	$ 14,592,561
Deferred tax assets:		
Accrued self insurance claims	$ 1,750,732	$ 995,612
Other accrued expenses not deductible until paid	117,519	179,247
Allowance for losses on receivables	962,681	751,296
State NOL carryforward	45,492	296,904
Other	36,327	68,405
Total deferred tax assets	2,912,751	2,291,464
Net deferred tax liabilities	$ 9,743,571	$ 12,301,097

The above amounts are reflected in the accompanying consolidated balance sheets as:

	2002	2001
Current assets	$ 2,378,688	$ 1,497,047
Noncurrent liabilities	(12,122,259)	(13,798,144)
Net deferred tax liabilities	$ 9,743,571	$ 12,301,097

7. Major Customers

The Company's largest 25, 10, and 5 customers, predominately within the Boyd division, accounted for approximately 40%, 23% and 15%, respectively, of the Company's consolidated revenues during the year ended December 31, 2002. Many of the Company's largest 25 customers are publicly-held companies. The Company does not believe that it is dependent upon any single customer. Sales to the Company's largest customer amounted to 10%, 10%, and 9% of consolidated operating revenues during 2002, 2001 and 2000, respectively. Customers in the steel industry accounted for 39%, 42% and 42% of the Company's consolidated operating revenues for the years ended December 31, 2002, 2001 and 2000, respectively.

8. Segment Information

The Company has identified two reportable segments based on the criteria of SFAS No. 131: Boyd and WTI. The Boyd segment is a flatbed carrier that hauls primarily steel and building products throughout most of the continental United States. The Boyd segment operates 736 tractors, including 523 Company drivers and 213 owner-operators as of December 31, 2002. The WTI segment is a flatbed carrier that hauls steel and roofing products over shorter routes than those typically provided by Boyd, primarily in the southeastern United States, and operates 219 tractors. WTI had 37 Company drivers and 182 owner-operators as of December 31, 2002. Management of the Company evaluates segment performance based on measures of revenues, operating ratio, depreciation, interest and capital expenditures. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Summary information by segment follows:

	Boyd	WTI	Intersegment Eliminations	Total
Results of Operations				
Year Ended December 31, 2002				
Operating revenues	**$ 106,847,880**	**$ 20,944,516**	**--**	**$ 127,792,396**
Operating expenses	**104,812,519**	**20,241,710**	**--**	**125,054,229**
Operating income	**2,035,361**	**702,806**	**--**	**2,738,167**
Operating ratio	**98.1%**	**96.6%**		**97.9%**
Year Ended December 31, 2001				
Operating revenues	$ 108,119,522	$ 19,587,412	$ (147,340)	$ 127,559,594
Operating expenses	104,762,470	20,725,054 (a)	(147,340)	125,340,184
Operating income	3,357,052	(1,137,642)	--	2,219,410
Operating ratio	96.9%	105.8%		98.3%
Year Ended December 31, 2000				
Operating revenues	$ 106,318,376	$ 25,664,006	$ (352,577)	$ 131,629,805
Operating expenses	102,375,826	26,772,425 (a)	(352,577)	128,795,674
Operating income (loss)	3,942,550	(1,108,419)	--	2,834,131
Operating ratio	96.3%	104.3%		97.8%
Identifiable Assets				
As of December 31, 2002				
Cash and cash equivalents	**$ 97,157**	**$ 195,357**		**$ 292,514**
Property and equipment	**50,272,130**	**4,452,362**		**54,724,492**
Goodwill, net	**--**	**3,452,446**		**3,452,446**
Long-term debt, including current maturities	**31,551,103**	**2,073,462**		**33,624,565**
As of December 31, 2001				
Cash and cash equivalents	$ 943,574	$ 1,277,881		$ 2,221,455
Property and equipment	54,740,848	3,772,426		58,513,274
Goodwill, net	--	3,452,446		3,452,446
Long-term debt, including current maturities	37,587,257	1,599,399		39,186,656
As of December 31, 2000				
Cash and cash equivalents	$ (44,234)	$ 1,317,515		$ 1,273,281
Property and equipment	62,137,993	4,599,375		66,737,368
Goodwill, net	--	3,676,246		3,676,246
Long-term debt, including current maturities	43,451,096	3,405,479		46,856,575

(a) Amounts for 2001 and 2000 included goodwill amortization expense of $223,800. Upon the adoption of SFAS No. 142 on January 1, 2002, the Company ceased amortization of goodwill.

9. Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2002 and 2001 (in thousands, except per share data). The summary of quarterly earnings per share may not agree with annual earnings per share.

	2002			
	March 31,	**June 30,**	**September 30,**	**December 31,**
Operating revenues (a)	$ 30,633	$ 33,059	$ 33,618	$ 30,482
Operating income (loss)	(55)	1,530	1,342	(79)
Net income (loss)	(288)	607	495	(340)
Basic net (loss) income per share	(0.11)	0.22	0.18	(0.13)
Diluted net (loss) income per share	(0.11)	0.22	0.18	(0.13)

	2001 (b)			
	March 31,	June 30,	September 30,	December 31,(c)
Operating revenues (a)	$ 31,420	$ 32,732	$ 33,404	$ 30,004
Operating income (loss)	453	1,172	980	(386)
Net income (loss)	(293)	283	230	(627)
Basic and diluted net income (loss) per share	(0.10)	0.10	0.08	(0.22)

(a) As discussed in Note 1, amounts for each period have been reclassified to reflect the inclusion of fuel surcharges in revenues rather as reductions of operating expenses.

(b) Amounts for 2001 included quarterly goodwill amortization expense of $55,950. Upon the adoption of SFAS No. 142 on January 1, 2002, the Company ceased amortization of goodwill.

(c) The fourth quarter of 2001 included a reduction in the carrying value of revenue equipment and charges to increase reserves for receivables associated with owner-operator leases at WTI of approximately $725,000.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Boyd Bros. Transportation Inc.
Clayton, Alabama

We have audited the consolidated balance sheets of Boyd Bros. Transportation Inc. and subsidiary as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Boyd Bros. Transportation Inc. for the year ended December 31, 2000, were audited by other auditors whose report dated February 9, 2001 (March 28, 2001 as to the waiver letters described in Note 4), expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Boyd Bros. Transportation Inc. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002.

As discussed in Note 1 to the consolidated financial statements, during the year ended December 31, 2002 the Company changed the manner in which it records fuel surcharges upon the adoption of the accounting standards in Emerging Issues Task Force Issue 01-14.

BDO Seidman, LLP

January 31, 2003, except for Note 3,
which is as of February 10, 2003

OFFICERS AND DIRECTORS

Directors

Boyd Whigham
Chairman of the Board
District Attorney for the Third Judicial Circuit
Barbour and Bullock Counties, Alabama

Gail B. Cooper
President and Chief Executive Officer
Boyd Bros. Transportation Inc.

Richard C. Bailey
Chief Operating Officer and Chief Financial Officer
Boyd Bros. Transportation Inc.

J. Larry Baxter
Retired

J. Mark Dunning
President
Mark Dunning Industries
(a waste collection and disposal company)

Stephen J. Silverman
President and Chief Executive Officer
Raven Transport Holding, Inc.
(a truckload transportation company)

Honorary Director

Dempsey Boyd
Chairman Emeritus

Officers

Gail B. Cooper
President and Chief Executive Officer

Richard C. Bailey
Chief Operating Officer and Chief Financial Officer

Ginger B. Tibbs
Secretary – Treasurer

James S. Colley
Vice President – Sales

Larry W. Fiquette
Vice President – Safety and Training

David M. Baker
Vice President – Maintenance

Elaine B. Himburg
Vice President – Information Services

Thomas E. Parker, III
Vice President – Operations

WTI Transport

Steven Rumsey
Chief Executive Officer

Rendy Taylor
President and
Chief Operating Officer

Steven K. Beving
Vice President – Sales and Operations

Corporate Information

Corporate Offices
3275 Highway 30
Clayton, Alabama 36016
334/ 775-1400
www.boydbros.com

Subsidiary
WTI Transport, Inc.
1526 51st Avenue
Tuscaloosa, Alabama 35401
205/ 752-1608

Transfer Agent
SunTrust Bank, Atlanta
Annex Room 225
58 Edgewood Avenue
Atlanta, Georgia 30303
800/ 568-3476

Independent Auditors
BDO Seidman, LLP
Atlanta, Georgia

Legal Counsel
Bradley Arant Rose & White LLP
Birmingham, Alabama

Annual Meeting of Stockholders
The Company will convene its 2003 annual meeting of stockholders at 11:00 a.m. local time on Tuesday, May 13, 2003, at the Company's corporate headquarters in Clayton, Alabama. Stockholders of record as of March 28, 2003, are invited to attend this meeting.

Annual Report on Form 10-K
Stockholders of record may obtain a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission, without charge upon written request to the Company. A link to this report also is available at the Company's website, www.boydbros.com, under the Investor Relations section.

Stock Market Information
The Company's common stock trades on the NASDAQ Market under the symbol BOYD. At March 28, 2003, the Company had approximately 525 stockholders, including beneficial owners holding shares in nominee or "street" name.

The table below sets forth the high and low stock prices for the two-year period ended December 31, 2002:

Quarter Ended:	High	Low
March 31, 2001	$ 3.06	$ 2.03
June 30, 2001	$ 2.68	$ 1.88
September 30, 2001	$ 3.05	$ 2.12
December 31, 2001	$ 3.94	$ 2.15
March 31, 2002	$ 3.52	$ 2.65
June 30, 2002	$ 3.40	$ 2.60
September 30, 2002	$ 5.25	$ 2.54
December 31, 2002	$ 4.74	$ 2.90

Boyd Bros. Transportation does not pay cash dividends. The Company currently anticipates that it will retain all of its earnings to support its operations and develop its business. Furthermore, certain of the Company's financing arrangements contain covenants that may restrict the payment of cash dividends for the foreseeable future. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future operations and earnings, capital requirements, general financial conditions, contractual restrictions, and other factors that the Board may consider relevant.

Forward-Looking Statements
Certain of the statements contained in this report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, identified by the words "believe," "expect," "would," "may," "might," "predict," "outlook," "typically," and words of similar import, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risk factors include, among other things, business conditions and growth in the economy, including the transportation and construction sectors in particular, competitive factors, including price pressures and the ability to recruit and retain qualified drivers, the ability to control internal costs, particularly fuel costs that may or may not be passed on to the Company's customers, departures and defaults by owner-operators, the cost of complying with governmental regulations that are applicable to the Company, and other factors referenced elsewhere herein.



3275 Highway 30
Clayton, Alabama 36016
(334) 775-1400
www.boydbros.com